THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "***ACT***"), OR UNDER THE SECURITIES LAWS OF ANY STATES IN THE UNITED STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY NOTE

Note Series: ________________________

Date of Note: [EFFECTIVE DATE]

Principal Amount of Note: $[AMOUNT]

For value received **JURNY, INC.**, a Delaware corporation (the "***Company***"), promises to pay to the undersigned holder or such party's assigns (the "***Holder***") the principal amount set forth above with simple interest on the outstanding principal amount at the rate of 5% per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders made on or after the date which is eighteen (18) months from the date of the Note Purchase Agreement (as defined below) (the "***Maturity Date***").

1. **Basic Terms.**

(a) Series of Notes. This convertible promissory note (the "***Note***") is issued as part of a series of notes designated by the Note Series above (collectively, the "***Notes***"), pursuant to the terms of that certain Convertible Note Purchase Agreement, issued in a series of multiple closings to certain persons and entities (collectively, the "***Holders***"), and having an aggregate principal not to exceed $2,500,000.00. The Company shall maintain a ledger of all Holders.

(b) Payments. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal.

(c) Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Holders of a majority of the then-outstanding principal amount of the Notes (the "***Majority Holders***").

2. **Conversion and Repayment.**

(a) Conversion upon a Qualified Financing. In the event that the Company issues and sells shares of its equity securities ("***Equity Securities***") to investors (the "***Investors***") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $3,000,000.00

(excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)) (a "***Qualified Financing***"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $16,000,000.00 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (the "***Conversion Price***"). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in the Qualified Financing.

(b) Change of Control. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, then at the Holder's option, either (i) the Company shall repay the Holder in cash in an amount equal to one and one half times the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal, or (ii) upon the written election of the Holder made not less than five (5) days prior to the Change of Control, the Company shall convert the outstanding principal balance of this Note and any unpaid accrued interest into shares of the Company's Common Stock at a conversion price equal to the quotient resulting from dividing $16,000,000.00 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, excluding all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, and excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). For purposes of this Note, a "***Change of Control***" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than ten (10) days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

(c) Procedure for Conversion. In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The

Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

(d) Interest Accrual. If a Change of Control or a Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to ten (10) days prior to the signing of the definitive agreement for the Change of Control or the Qualified Financing.

3. **Representations and Warranties of Holder**. The Holder hereby represents and warrants to the Company as of the date hereof as follows:

(a) **Purchase for Own Account**. The Holder is acquiring the Securities solely for the Holder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(b) **Information and Sophistication**. Without lessening or obviating the representations and warranties of the Company set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment.

(c) **Ability to Bear Economic Risk**. The Holder acknowledges that investment in the Securities involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Holder's investment.

(d) **Further Limitations on Disposition**. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until:

(i) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws; provided that no such opinion shall be required for dispositions in compliance with Rule 144 under the Act, except in unusual circumstances.

(iii) Notwithstanding the provisions of paragraphs (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or

retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

(e) **No "Bad Actor" Disqualification**. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act ("***Disqualification Events***"), except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this paragraph, and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

(f) **Foreign Investors**. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

(g) **Forward-Looking Statements**. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

4. **Events of Default.**

(a) Acceleration. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Majority Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "***Event of Default***":

(i) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(ii) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(iii) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a

custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

(b) In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Holder in enforcing and collecting this Note.

5. **Miscellaneous Provisions.**

(a) Waivers. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

(b) Further Assurances. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

(c) Transfers of Notes. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

(d) Market Standoff. To the extent requested by the Company or an underwriter of securities of the Company, the Holder and any permitted transferee thereof shall not, without the prior written consent of the managing underwriters in the IPO (as defined below), offer, sell, make any short sale of, grant or sell any option for the purchase of, lend, pledge, otherwise transfer or dispose of (directly or indirectly), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is described above or is to be settled by delivery of Securities or other securities, in cash, or otherwise), any Securities or other shares of stock of the Company then owned by the Holder or any transferee thereof, or enter into an agreement to do any of the foregoing, for up to 180 days following the effective date of the registration statement of the initial public offering of the Company (the "***IPO***") filed under the Securities Act. For purposes of this paragraph, "***Company***" includes any wholly owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this paragraph and may impose stop transfer instructions with respect to the Securities and such other shares of stock of the Holder and any transferee thereof (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Holder and any transferee thereof shall enter into any agreement reasonably required by the underwriters to the IPO to implement the foregoing within any reasonable timeframe so requested. The underwriters for any IPO are intended third party beneficiaries of this paragraph and shall have the right, power and authority to enforce the provisions of this paragraph as though they were parties hereto.

(e) Amendment and Waiver. Any term of this Note may be amended, waived, or modified only upon the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously

consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

(f) Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles.

(g) Binding Agreement. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations or liabilities under or by reason of this Note, except as expressly provided in this Note.

(h) Counterparts; Manner of Delivery. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(i) Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(j) Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party's address in their Wefunder account or at such other address(es) as such party may designate by ten (10) days' advance written notice to the other party hereto.

(k) Expenses. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein.

(l) Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Company within five calendar days of the date of this Note.

(m) Entire Agreement. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof, and no party shall be liable or bound to

any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

(n) Exculpation among Holders. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company and its officers and Board members, in making its investment or decision to invest in the Company.

(o) Senior Indebtedness. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "***Senior Indebtedness***" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

(p) Broker's Fees. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this subsection being untrue.

(q) California Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS NOTE HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION OR IN THE ABSENCE OF AN EXEMPTION FROM SUCH QUALIFICATION IS UNLAWFUL. PRIOR TO ACCEPTANCE OF SUCH CONSIDERATION BY THE COMPANY, THE RIGHTS OF ALL PARTIES TO THIS NOTE ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION FROM SUCH QUALIFICATION BEING AVAILABLE.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Jurny, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By:______________________________

SUBSCRIBER:

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

JURNY, INC.

CONVERTIBLE NOTE PURCHASE AGREEMENT

This CONVERTIBLE NOTE PURCHASE AGREEMENT, dated as of [EFFECTIVE DATE] (this "***Agreement***"), is entered into by and among **JURNY, INC.**, a Delaware corporation (the "***Company***"), and such persons and entities (each a "***Holder***" and, collectively, the "***Holders***").

A. **WHEREAS**, On the terms and subject to the conditions set forth herein, each Holder is willing to purchase from the Company, and the Company is willing to sell to such Holder, a convertible promissory note in the principal amount set forth in the Notes; and

B. **WHEREAS**, Capitalized terms not otherwise defined herein shall have the meaning set forth in the Notes (as defined below).

NOW THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

1. **Issuance of Notes; Closing**.

(a) Issuance of Notes. Subject to all of the terms and conditions hereof, the Company agrees to issue and sell to each of the Holders, and each of the Holders severally agrees to purchase, a convertible promissory note (each, a "***Note***" and, collectively, the "***Notes***" and together with this Agreement, the "***Transaction Documents***") in the principal amount set forth in the Notes. The obligations of the Holders to purchase Notes are several and not joint.

(b) Closing(s).

(i) The sale and purchase of the Notes shall take place at one or more closings (each, a "***Closing***") to be held at such place and time as the Company and the Holders may determine. At each Closing, the Company will deliver to the Holders the Note to be purchased by such Holder against receipt by the Company of the purchase price (the "***Purchase Price***"). The initial closing (the "***Initial Closing***") shall take place on the date hereof, at such place and time as the Company and the Holder may determine. At each Closing, the Company hereby agrees to sell, and each Holder hereby agrees to purchase, a Note in the principal amount set forth in the Notes.

(ii) The Company may sell and issue at one or more additional closings (each, an "***Additional Closing***"), an aggregate principal amount not to exceed $2,500,000.00 in the aggregate (at the Initial Closing and all Additional Closings). Each Additional Closing shall be held at such place and time as the Company and the Holders participating in such Additional Closing may determine. At each Additional Closing, the Company will deliver to each of the Holders participating in such Additional Closing the Note to be purchased by such Holder, against receipt by the Company of the corresponding Purchase Price. Each of the Notes will be registered in such Holder's name in the Company's records.

(c) Use of Proceeds. The proceeds of the sale and issuance of the Notes shall be used to fund working capital and for general corporate purposes.

(d) Payments. The Company will make all cash payments due under the Notes in immediately available funds by 1:00 p.m. Pacific Time on the date such payment is due at the address in their Wefunder account or at such other address(es) as such party may designate, or in such other manner, as a Holder or other registered holder of a Note may from time to time direct in writing.

2. **Representations and Warranties of the Company**. The Company represents and warrants to each Holder that:

(a) Due Incorporation; Qualification. The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (ii) has the power and authority to own, lease and operate its properties and assets and carry on its business as now conducted or proposed to be conducted; and (iii) is duly qualified, licensed to do business and in good standing as a foreign corporation in each jurisdiction where the failure to be so qualified or licensed could reasonably be expected to have a material adverse effect on the Company or its business.

(b) Authority. The execution, delivery and performance by the Company of each Transaction Document to be executed by the Company and the consummation of the transactions contemplated thereby (i) are within the power of the Company and (ii) have been duly authorized by all necessary actions on the part of the Company.

(c) Enforceability. Each Transaction Document executed, or to be executed, by the Company has been, or will be, duly executed and delivered by the Company and constitutes, or will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(d) Valid Issuance. Any securities issued upon conversion of the Notes (the "***Conversion Securities***"), when issued in compliance with the provisions of each Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

(e) Non-Contravention. The execution and delivery by the Company of the Transaction Documents executed by the Company and the performance and consummation of the transactions contemplated thereby do not and will not (i) violate the Company's certificate of incorporation or bylaws (as amended, the "***Charter Documents***") or any material judgment, order, writ, decree, statute, rule or regulation applicable to the Company; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other person or entity to accelerate (whether after the giving of notice or lapse of time or both), any material mortgage, indenture, agreement, instrument or contract to which the Company is a party or by which it is bound or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations, or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated in the Transaction Documents without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder.

(f) Subsidiaries. The Company does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.

(g) Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority or other person or entity is required in connection with the execution and delivery of the Transaction Documents by the Company and the performance and consummation of the transactions contemplated thereby, other than such as have been obtained and remain in full force and effect and other than such qualifications or filings under applicable securities laws as may be required in connection with the transactions contemplated by this Agreement.

(h) No Violation or Default. The Company is not in violation of or in default with respect to (i) its Charter Documents or any judgment, order, writ, decree, statute, rule or regulation applicable to the Company or (ii) any material mortgage, indenture, agreement, instrument or contract to which the Company is a party or by which it is bound (nor is there any waiver in effect which, if not in effect, would result in such a violation or default).

(i) Compliance with Laws. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would have a material adverse effect on the Company or its business.

(j) No "Bad Actor" Disqualification. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications ("***Disqualification Events***") described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Securities Act of 1933, as amended (the "***Act***"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of hereof, "***Company Covered Persons***" are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do not include (a) any Holder, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Holder.

(k) Offering. Assuming the accuracy of the representations and warranties of the each Holder contained in such Holder's Note, the offer, issue, and sale of the Notes and the Conversion Securities (collectively, the "***Securities***") are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(l) Accuracy of Information Furnished. None of the Transaction Documents and none of the other certificates, statements or information furnished to Holders by or on behalf of the Company in connection with the Transaction Documents or the transactions contemplated thereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact that would make the statements therein misleading, in light of the circumstances under which they were made. The Company does not represent or warrant that it will achieve any financial projections provided to the Holders and represents only that such projections were prepared in good faith.

3. **Representations and Warranties of Holders**. Each Holder, severally and not jointly, represents and warrants to the Company as follows:

(a) Binding Obligation. Such Holder has full legal capacity, power and authority to execute and deliver the Transaction Documents and to perform its obligations hereunder. The Transaction Documents constitute valid and binding obligations of such Holder, enforceable in accordance with their

terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) Securities Law Compliance. Such Holder has been advised that the Notes and the underlying securities have not been registered under the Act, or any state securities laws and cannot be resold unless they are registered under the Act and applicable state securities laws or an exemption from such registration requirements is available. Such Holder is aware that the Company is under no obligation to effect any such registration with respect to the Notes or the underlying securities or to file for or comply with any exemption from registration. Such Holder has not been formed solely for the purpose of making this investment and is purchasing the Notes and the underlying securities to be acquired by such Holder hereunder for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof. Such Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. Such Holder has such knowledge and experience in financial and business matters that such Holder is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing such Holder's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(c) Access to Information. Such Holder acknowledges that the Company has given such Holder access to the corporate records and accounts of the Company and to all information in its possession relating to the Company, has made its officers and representatives available to answer questions by such Holder, and has furnished such Holder with all documents and other information required for such Holder to make an informed decision with respect to the purchase of the Notes.

4. **Conditions to Closings of the Holders**. Each Holder's obligations at a Closing are subject to the fulfillment, on or prior to the date thereof, of all of the following conditions, any of which may be waived in whole or in part by a Holder:

(a) Representations and Warranties. The representations and warranties made by the Company in **Section 2** hereof shall have been true and correct in all material respects when made, and shall be true and correct in all material respects on the date of such Closing.

(b) Corporate Actions and Documents. At each Closing, the Company shall have taken all corporate actions in connection with the transactions contemplated by the Transaction Documentsand shall have obtained all documents and instruments necessary to effect such transactions.

(c) Transaction Documents. The Company shall have duly executed and delivered to the Holders (i) this Agreement and (ii) the Note issued to such Holder hereunder.

5. **Conditions to Obligations of the Company**. The Company's obligation to issue and sell the Notes at each Closing is subject to the fulfillment, on or prior to the date thereof, of the following conditions, any of which may be waived in whole or in part by the Company:

(a) Representations and Warranties. The representations and warranties made by the applicable Holders in **Section 3** hereof and in each such Holder's Note shall be true and correct when made, and shall be true and correct on the date of such Closing.

(b) Purchase Price. Each Holder shall have delivered to the Company the Purchase Price in respect of the Note being purchased by such Holder.

6. **Miscellaneous**.

(a) Waivers and Amendments. Any provision of the Transaction Documents may be amended, waived or modified only upon the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver. Notwithstanding the foregoing, this Agreement may be amended to add a party as a Holder hereunder in connection with an Additional Closing without the consent of any other Holder, by delivery to the Company of a counterpart signature page to this Agreement. Such amendment shall take effect at an Additional Closing and such party shall thereafter be deemed an "Holder" for all purposes hereunder.

(b) Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles.

(c) Survival. The representations, warranties and agreements made herein shall survive the execution and delivery of this Agreement.

(d) Successors and Assigns. Subject to the restrictions on transfer described in **Sections 7(e)** and **7(f)** below, the rights and obligations of the Company and the Holders shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

(e) Registration, Transfer and Replacement of the Notes. The Notes issuable under this Agreement shall be registered notes. The Company will keep, at its principal executive office, books for the registration and registration of transfer of the Notes. Prior to presentation of any Note for registration of transfer, the Company shall treat the person or entity in whose name such Note is registered as the owner and holder of such Note for all purposes whatsoever, whether or not such Note shall be overdue, and the Company shall not be affected by notice to the contrary. Subject to any restrictions on or conditions to transfer set forth in any Note, the holder of any Note, at its option, may in person or by duly authorized attorney surrender the same for exchange at the Company's principal office, and promptly thereafter and at the Company's expense, except as provided below, receive in exchange therefor one or more new Note(s), each in the unpaid principal amount of the Note so surrendered, dated the date to which interest shall have been paid on the Note so surrendered or, if no interest shall have yet been so paid, dated the date of the Note so surrendered and registered in the name of such persons or entities as shall have been designated inwriting by such holder or its attorney for the same principal amount as the then unpaid principal amount ofthe Note so surrendered. Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note and (a) in the case of loss, theft or destruction, the execution by Holder of an agreement providing for indemnity of the Company reasonablysatisfactory to the Company; or (b) in the case of mutilation, upon surrender thereof, the Company, at its expense, will execute and deliver in lieu thereof a new Note of the same tenor as the Note being replaced, in the same principal amount as the unpaid principal amount of such Note and dated the date to which interest shall have been paid on such Note or, if no interest shall have yet been so paid, dated the date of such Note.

(f) Assignment by the Company. The rights, interests or obligations hereunder maybe assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of the Majority Holders.

(g) Entire Agreement. This Agreement together with the other Transaction Documents constitute and contain the entire agreement among the Company and Holders and supersede any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

(h) Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party's address in their Wefunder account at such other address(es) as such party may designate by ten (10) days' advance written notice to the other party hereto.

(i) Separability of Agreements; Severability of this Agreement. The Company's agreement with each of the Holders is a separate agreement and the sale of the Notes to each of the Holdersis a separate sale. Unless otherwise expressly provided herein, the rights of each Holder hereunder are several rights, not rights jointly held with any of the other Holders. Any invalidity, illegality or limitation on the enforceability of the Agreement or any part thereof, by any Holder whether arising by reason of thelaw of the respective Holder's domicile or otherwise, shall in no way affect or impair the validity, legalityor enforceability of this Agreement with respect to other Holders. If any provision of this Agreement shallbe judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(j) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(k) Exculpation Among Holders. Each Holder acknowledges that it is not relying upon any other person or entity in making its investment or decision to invest in the Company. Each Holderagrees that neither any Holder nor the respective controlling persons or entities, officers, directors, partners,agents, or employees of any Holder shall be liable to any other Holder for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Notes.

(l) Waiver of Jury Trial; Judicial Reference. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTION DOCUMENTS. If the waiver of jury trial set forth in this paragraph is not enforceable, then any claim or cause of action arising out of or relating to this Agreement, the Transaction Documents or any of the transactions contemplated therein shall be settled by judicial reference pursuant to California Code of Civil Procedure Section 638 et seq. before a referee sitting without a jury, such referee to be mutually acceptable to the parties or, if no agreement is reached, by a referee appointed by the Presiding Judge of the California Superior Court for Los Angeles County. This paragraph shall not restrict a party from exercising remedies under the Uniform Commercial Code or from exercising pre-judgment remedies under applicable law.

(m) California Corporate Securities Law. THE SALE OF THE SECURITIES THAT

ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102, OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS WARRANT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Jurny, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By:______________________________

SUBSCRIBER:

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

SQN VENTURE INCOME FUND II, LP
(a Delaware limited partnership)

SUBORDINATION AGREEMENT

BORROWER: JURNY, INC. **DATE:** [EFFECTIVE DATE]

This **SUBORDINATION AGREEMENT** (this "Agreement") is made as of the date set forth above, by and between the undersigned ("Subordinated Creditor") , and **SQN VENTURE INCOME FUND II,LP**, a Delaware limited partnership (together with its assigns, "Senior Lender").

Recitals

A. Jurny, Inc. ("Borrower") has requested and/or obtained certain loans or other credit accommodations from Senior Lender which are or may be from time to time secured by assets and property of Borrower.

B. Subordinated Creditor has extended loans or other credit accommodations to Borrower, and/or may extend loans or other credit accommodations to Borrower from time to time.

C. To induce Senior Lender to extend credit to Borrower and, at any time or from time to time, at Senior Lender's option, to make such further loans, extensions of credit, or other accommodations to or for the account of Borrower, or to purchase or extend credit upon any instrument or writing in respect of which Borrower may be liable in any capacity, or to grant such renewals or extension of any such loan, extension of credit, purchase, or other accommodation as Senior Lender may deem advisable, Subordinated Creditor is willing to subordinate: (i) all of Borrower's indebtedness and obligations to Subordinated Creditor (including, without limitation, principal, premium (if any), interest, fees, charges, expenses, costs, professional fees and expenses, and reimbursement obligations), plus any dividends and/or distributions or other payments pursuant to call, put, or conversion features in connection with equity securities of Borrower issued to or held by Subordinated Creditor, whether presently existing or arising in the future (the "Subordinated Debt") to all of Borrower's indebtedness and obligations to Senior Lender; and (ii) all of Subordinated Creditor's security interests, if any, to all of Senior Lender's security interests in Borrower's property.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1. Subordinated Creditor subordinates to Senior Lender any security interest or lien that Subordinated Creditor may have in any property of Borrower. Notwithstanding the respective dates of attachment or perfection of the security interests of Subordinated Creditor and the security interests of Senior Lender, all now existing and hereafter arising security interests of Senior Lender in any property of Borrower and all proceeds thereof (the "Collateral") shall at all times be senior to the security interests of Subordinated Creditor. Subordinated Creditor hereby (a) acknowledges and consents to (i) Borrower granting to Senior Lender a security interest in the Collateral, (ii) Senior Lender filing any and all financing statements and other documents as deemed necessary by Senior Lender in order to perfect Senior Lender's security interest in the Collateral, and (iii) the entering into any loan document between Senior Lender and Borrower, (b) acknowledges and agrees that the Senior Debt, the entering into of any loan document between Senior Lender and Borrower, and the security interest granted by Borrower to Senior Lender in

the Collateral shall be permitted under the provisions of the Subordinated Debt documents (notwithstanding any provision of the Subordinated Debt documents to the contrary), (c) acknowledges, agrees and covenants that Subordinated Creditor shall not contest, challenge or dispute the validity, attachment, perfection, priority or enforceability of Senior Lender's security interest in the Collateral, or the validity, priority or enforceability of the Senior Debt, and (d) acknowledges and agrees that the provisions of this Agreement will apply fully and unconditionally even in the event that Senior Lender's security interest in the Collateral (or any portion thereof) shall be unperfected.

2. All Subordinated Debt is subordinated in right of payment to all obligations of Borrower to Senior Lender now existing or hereafter arising, including, without limitation, all obligations under any loan documents between Senior Lender and Borrower, together with all costs of collecting such obligations (including attorneys' fees), including, without limitation, all obligations under any agreement in connection with the provision by Senior Lender to Borrower of products and/or credit services facilities, including, without limitation, any letters of credit, cash management services (including, without limitation, merchant services, direct deposit of payroll, business credit cards, and check cashing services), interest rate swap arrangements, and foreign exchange services, all interest accruing after the commencement by or against Borrower of any bankruptcy, reorganization or similar proceeding (such obligations, collectively, the "Senior Debt").

3. Subordinated Creditor will not demand or receive from Borrower (and Borrower will not pay to Subordinated Creditor) all or any part of the Subordinated Debt, by way of payment, prepayment, setoff, lawsuit or otherwise, nor will Subordinated Creditor exercise any remedy with respect to any property of Borrower, nor will Subordinated Creditor accelerate the Subordinated Debt, or commence, or cause to commence, prosecute or participate in any administrative, legal or equitable action against Borrower, until such time as (a) the Senior Debt has been fully paid in cash, (b) Senior Lender has no commitment or obligation to lend any further funds to Borrower, and (c) all financing agreements between Senior Lender and Borrower are terminated. Nothing in the foregoing paragraph shall prohibit Subordinated Creditor from converting all or any part of the Subordinated Debt into equity securities of Borrower, provided that, if such securities have any call, put or other conversion features that would obligate Borrower to declare or pay dividends, make distributions, or otherwise pay any money or deliver any other securities or consideration to the holder, Subordinated Creditor hereby agrees that Borrower may not declare, pay or make such dividends, distributions or other payments to Subordinated Creditor, and Subordinated Creditor shall not accept any such dividends, distributions or other payments.

4. Subordinated Creditor shall promptly deliver to Senior Lender in the form received (except for endorsement or assignment by Subordinated Creditor where required by Senior Lender) for application to the Senior Debt any payment, distribution, security or proceeds received by Subordinated Creditor with respect to the Subordinated Debt other than in accordance with this Agreement.

5. In the event of Borrower's insolvency, reorganization or any case or proceeding under any bankruptcy or insolvency law or laws relating to the relief of debtors, including, without limitation, any voluntary or involuntary bankruptcy, insolvency, receivership or other similar statutory or common law proceeding or arrangement involving Borrower, the readjustment of its liabilities, any assignment for the benefit of its creditors or any marshalling of its assets or liabilities (each, an "Insolvency Proceeding"), (a) this Agreement shall remain in full force and effect in accordance with Section 510(a) of the United States Bankruptcy Code, (b) the Collateral shall include, without limitation, all Collateral arising during or after any such Insolvency Proceeding, and (c) Senior Lender's claims against Borrower and the estate of Borrower shall be paid in full before any payment is made to Subordinated Creditor.

6. Subordinated Creditor shall give Senior Lender prompt written notice of the occurrence of any default or event of default under any document, instrument or agreement evidencing or relating to the Subordinated Debt, and shall, simultaneously with giving any notice of default to Borrower, provide

Senior Lender with a copy of any notice of default given to Borrower. Subordinated Creditor acknowledges and agrees that any default or event of default under the Subordinated Debt documents shall be deemed to be a default and an event of default under the Senior Debt documents.

7. Until the Senior Debt has been fully paid in cash and Senior Lender's agreements to lend any funds to Borrower have been terminated, Subordinated Creditor irrevocably appoints Senior Lender as Subordinated Creditor's attorney-in-fact, and grants to Senior Lender a power of attorney with full power of substitution, in the name of Subordinated Creditor or in the name of Senior Lender, for the use and benefit of Senior Lender, without notice to Subordinated Creditor, to perform at Senior Lender's option the following acts in any Insolvency Proceeding involving Borrower:

a) To file the appropriate claim or claims in respect of the Subordinated Debt on behalf of Subordinated Creditor if Subordinated Creditor does not do so prior to 30 days before the expiration of the time to file claims in such Insolvency Proceeding and if Senior Lender elects, in its sole discretion, to file such claim or claims; and

b) To accept or reject any plan of reorganization or arrangement on behalf of Subordinated Creditor and to otherwise vote Subordinated Creditor's claims in respect of any Subordinated Debt in any manner that Senior Lender deems appropriate for the enforcement of its rights hereunder.

In addition to and without limiting the foregoing: (x) until the Senior Debt has been fully paid in cash and Senior Lender's agreements to lend any funds to Borrower have been terminated, Subordinated Creditor shall not commence or join in any involuntary bankruptcy petition or similar judicial proceeding against Borrower, and (y) if an Insolvency Proceeding occurs: (i) Subordinated Creditor shall not assert, without the prior written consent of Senior Lender, any claim, motion, objection or argument in respect of the Collateral in connection with any Insolvency Proceeding which could otherwise be asserted or raised in connection with such Insolvency Proceeding, including, without limitation, any claim, motion, objection or argument seeking adequate protection or relief from the automatic stay in respect of the Collateral, (ii) Senior Lender may consent to the use of cash collateral on such terms and conditions and in such amounts as it shall in good faith determine without seeking or obtaining the consent of Subordinated Creditor as (if applicable) holder of an interest in the Collateral, (iii) if use of cash collateral by Borrower is consented to by Senior Lender, Subordinated Creditor shall not oppose such use of cash collateral on the basis that Subordinated Creditor's interest in the Collateral (if any) is impaired by such use or inadequately protected by such use, or on any other ground, and (iv) Subordinated Creditor shall not object to, or oppose, any sale or other disposition of any assets comprising all or part of the Collateral, free and clear of security interests, liens and claims of any party, including Subordinated Creditor, under Section 363 of the United States Bankruptcy Code or otherwise, on the basis that the interest of Subordinated Creditor in the Collateral (if any) is impaired by such sale or inadequately protected as a result of such sale, or on any other ground (and, if requested by Senior Lender, Subordinated Creditor shall affirmatively and promptly consent to such sale or disposition of such assets), if Senior Lender has consented to, or supports, such sale or disposition of such assets.

8. Subordinated Creditor represents and warrants that Subordinated Creditor has provided Senior Lender with true and correct copies of all of the documents evidencing or relating to the Subordinated Debt. Subordinated Creditor shall immediately affix a legend to the instruments evidencing the Subordinated Debt stating that the instruments are subject to the terms of this Agreement. By the execution of this Agreement, Subordinated Creditor hereby authorizes Senior Lender to amend any financing statements filed by Subordinated Creditor against Borrower as follows: "In accordance with a certain Subordination Agreement by and among the Secured Party, the Debtor and SQN Venture Income Fund II, LP, the Secured Party has subordinated any security interest or lien that Secured Party may have

in any property of the Debtor to the security interest of SQN Venture Income Fund II, LP in all assets of the Debtor, notwithstanding the respective dates of attachment or perfection of the security interest of the Secured Party and SQN Venture Income Fund II, LP."

9. No amendment of the documents evidencing or relating to the Subordinated Debt shall directly or indirectly modify the provisions of this Agreement in any manner which might terminate or impair the subordination of the Subordinated Debt or the subordination of the security interest or lien that Subordinated Creditor may have in any property of Borrower. By way of example, such instruments shall not be amended to (a) increase the rate of interest with respect to the Subordinated Debt, or (b) accelerate the payment of the principal or interest or any other portion of the Subordinated Debt. Senior Lender shall have the sole and exclusive right to restrict or permit, or approve or disapprove, the sale, transfer or other disposition of property of Borrower except in accordance with the terms of the Senior Debt. Upon written notice from Senior Lender to Subordinated Creditor of Senior Lender's agreement to release its lien on all or any portion of the Collateral in connection with the sale, transfer or other disposition thereof by Senior Lender (or by Borrower with consent of Senior Lender), Subordinated Creditor shall be deemed to have also, automatically and simultaneously, released its lien on the Collateral, and Subordinated Creditor shall upon written request by Senior Lender, immediately take such action as shall be necessary or appropriate to evidence and confirm such release. All proceeds resulting from any such sale, transfer or other disposition shall be applied first to the Senior Debt until payment in full thereof, with the balance, if any, to the Subordinated Debt, or to any other entitled party. If Subordinated Creditor fails to release its lien as required hereunder, Subordinated Creditor hereby appoints Senior Lender as attorney in fact for Subordinated Creditor with full power of substitution to release Subordinated Creditor's liens as provided hereunder. Such power of attorney being coupled with an interest shall be irrevocable.

10. All necessary action on the part of Subordinated Creditor, its officers, directors, partners, members and shareholders, as applicable, necessary for the authorization of this Agreement and the performance of all obligations of Subordinated Creditor hereunder has been taken. This Agreement constitutes the legal, valid and binding obligation of Subordinated Creditor, enforceable against Subordinated Creditor in accordance with its terms. The execution, delivery and performance of and compliance with this Agreement by Subordinated Creditor will not (a) result in any material violation or default of any term of any of Subordinated Creditor's charter, formation or other organizational documents (such as Articles or Certificate of Incorporation, bylaws, partnership agreement, operating agreement, etc.) or (b) violate any material applicable law, rule or regulation.

11. If, at any time after payment in full of the Senior Debt any payments of the Senior Debt must be disgorged by Senior Lender for any reason (including, without limitation, any Insolvency Proceeding), this Agreement and the relative rights and priorities set forth herein shall be reinstated as to all such disgorged payments as though such payments had not been made and Subordinated Creditor shall immediately pay over to Senior Lender all payments received with respect to the Subordinated Debt to the extent that such payments would have been prohibited hereunder. At any time and from time to time, without notice to Subordinated Creditor, Senior Lender may take such actions with respect to the Senior Debt as Senior Lender, in its sole discretion, may deem appropriate, including, without limitation, terminating advances to Borrower, increasing the principal amount, extending the time of payment, increasing applicable interest rates, renewing, compromising or otherwise amending the terms of any documents affecting the Senior Debt and any collateral securing the Senior Debt, and enforcing or failing to enforce any rights against Borrower or any other person. No such action or inaction shall impair or otherwise affect Senior Lender's rights hereunder. Notwithstanding Section 15 below, Subordinated Creditor waives any benefits of California Civil Code Sections 2809, 2810, 2819, 2845, 2847, 2848, 2849, 2850, 2899 and 3433 to the extent such laws are deemed applicable to the transactions contemplated hereunder.

12. This Agreement shall bind any successors or assignees of Subordinated Creditor and shall benefit any successors or assigns of Senior Lender, provided, however, Subordinated Creditor agrees that, prior and as conditions precedent to Subordinated Creditor assigning all or any portion of the Subordinated Debt: (a) Subordinated Creditor shall give Senior Lender prior written notice of such assignment, and (b) such successor or assignee, as applicable, shall execute a written agreement whereby such successor or assignee expressly agrees to assume and be bound by all terms and conditions of this Agreement with respect to Subordinated Creditor. This Agreement shall remain effective until terminated in writing by Senior Lender. This Agreement is solely for the benefit of Subordinated Creditor and Senior Lender and not for the benefit of Borrower or any other party. Subordinated Creditor further agrees that if Borrower is in the process of refinancing any portion of the Senior Debt with a new lender, and if Senior Lender makes a request of Subordinated Creditor, Subordinated Creditor shall agree to enter into a new subordination agreement with the new lender on substantially the terms and conditions of this Agreement.

13. Subordinated Creditor hereby agrees to execute such documents and/or take such further action as Senior Lender may at any time or times reasonably request in order to carry out the provisions and intent of this Agreement, including, without limitation, ratifications and confirmations of this Agreement from time to time hereafter, as and when requested by Senior Lender.

14. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

15. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflicts of laws principles. Subordinated Creditor and Senior Lender submit to the exclusive jurisdiction of the state and federal courts located in the County of New York, the City of New York, in any action, suit, or proceeding of any kind, against it which arises out of or by reason of this Agreement. BORROWER AND LENDER EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF THIS AGREEMENT OR ANY RELATED DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS AGREEMENT. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

IF, NOTWITHSTANDING SECTION 15, ANY ACTION, LITIGATION OR PROCEEDING RELATING TO ANY OBLIGATIONS OR THIS AGREEMENT OR ANY RELATED LOAN OR OTHER CREDIT DOCUMENTS IS FILED IN A COURT SITTING IN OR APPLYING THE LAWS OF CALIFORNIA, THE COURT SHALL, AND IS HEREBY DIRECTED TO, MAKE A GENERAL REFERENCE PURSUANT TO CAL. CIV. PROC. CODE §638 TO A REFEREE (WHO SHALL BE AN ACTIVE OR RETIRED JUDGE) TO HEAR AND DETERMINE ALL ISSUES IN SUCH CASE (WHETHER FACT OR LAW) AND TO REPORT A STATEMENT OF DECISION. NOTHING IN THIS SECTION SHALL LIMIT ANY RIGHT OF THE SENIOR LENDER TO EXERCISE SELF-HELP REMEDIES, SUCH AS SETOFF, FORECLOSURE OR SALE OF ANY COLLATERAL, OR TO OBTAIN PROVISIONAL OR ANCILLARY REMEDIES FROM A COURT OF COMPETENT JURISDICTION BEFORE, DURING OR AFTER ANY JUDICIAL REFERENCE. THE EXERCISE OF A REMEDY DOES NOT WAIVE THE RIGHT OF ANY PARTY TO RESORT TO JUDICIAL REFERENCE.

16. This Agreement represents the entire agreement with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and commitments. Subordinated Creditor is not relying on any representations by Senior Lender or Borrower in entering into this Agreement, and Subordinated

Creditor has kept and will continue to keep itself fully apprised of the financial and other condition of Borrower. This Agreement may be amended only by written instrument signed by Subordinated Creditor and Senior Lender.

17. In the event of any legal action to enforce the rights of a party under this Agreement, the party prevailing in such action shall be entitled, in addition to such other relief as may be granted, all reasonable costs and expenses, including reasonable attorneys' fees, incurred in such action.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date initially setforth above.

SUBORDINATED CREDITOR:

By: Investor Signature ____________________

Name: ____________________

Title: [INVESTOR TITLE] ____________________

SENIOR LENDER:

SQN VENTURE INCOME FUND II, LP

By: ____________________

Name: ____________________

Title: ____________________

Address: 320 Broad Street, Suite #250
Charleston, SC 29401
Attn: Ryan McCalley
Email: rmccalley@sqnvp.com

The undersigned approves of the terms of this Agreement.

BORROWER:

JURNY, INC.

By: ____________________

Name: Luca Zambello
Title: CEO
Address: 5161 Lankershim Blvd.
North Hollywood, CA 91601